WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

UNAUDITED

- - - - - - - - - - - -

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

	June 30,	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	5,954	10,373
Short term bank deposits	2,003	-
Governmental grant receivable	83	54
Other receivables and prepaid expenses	637	543
Inventories	12	6

TOTAL CURRENT ASSETS	8,689	10,976

NON-CURRENT ASSETS:

Long term bank deposits	52	-
Right-of-use assets	491	180
Property and equipment, net	137	68

TOTAL NON-CURRENT ASSETS	680	248

TOTAL ASSETS	9,369	11,224

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars (in thousands)

		June 30,	December 31,
	Note	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payables		112	156
Advance payments		373	353
Deferred revenues		-	12
Accrued payroll and other employment related accruals		579	416
Accrued expenses		191	145
Lease liabilities		271	68
TOTAL CURRENT LIABILITIES		1,526	1,150
Lease liabilities		202	94
TOTAL LIABILITIES		1,728	1,244

SHAREHOLDERS’ EQUITY
Ordinary shares, NIS 0.01 par value: Authorized 50,000,000 as of June 30, 2023 and December 31, 2022; issued and outstanding 15,942,984 shares as of June 30, 2023 and 15,049,720 shares as of December 31, 2022	1	46	43
Additional paid-in capital	1	24,900	23,346
Accumulated losses		(17,305)	(13,409)

TOTAL SHAREHOLDERS’ EQUITY		7,641	9,980

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,369	11,224

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,	Six months ended June 30,
	2023	2022
	U.S. dollars in thousands (except per share amounts)

Revenues	12	28
Expenses:
Cost of materials	(3)	(5)
Research and development, net	(1,560)	(944)
Sales and marketing expenses	(1,050)	(471)
General and administrative expenses	(1,453)	(587)
Initial public offering expenses	-	(74)
OPERATING LOSS	(4,054)	(2,053)
FINANCING INCOME, NET	158	2

COMPREHENSIVE AND NET LOSS	(3,896)	(2,051)

Net loss per ordinary share, basic and diluted	(0.26)	(0.18)

Weighted average number of ordinary shares outstanding basic and diluted*	15,254,457	11,136,850

*	The weighted average number of ordinary shares is excluding the warrants and options described in note 4 below as they are anti-dilutive.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (UNAUDITED)

U.S. dollars (in thousands) (except for share numbers)

	Ordinary shares		Additional
	Number		paid-in	Accumulated
	of shares	Amount	capital	losses	Total
		U.S. dollars in thousands	U.S. dollars in thousands

BALANCE AS OF DECEMBER 31, 2021	11,136,850	31	7,689	(6,913)	807
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2022:
Share based compensation	-	-	376	-	376
Comprehensive loss	-	-	-	(2,051)	(2,051)
BALANCE AS OF JUNE 30, 2022	11,136,850	31	8,065	(8,964)	(868)

BALANCE AS OF DECEMBER 31, 2022	15,049,720	43	23,346	(13,409)	9,980
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2023:
Issuance of shares to April 2021 investors (Note 4a)	169,125	1	(1)	-	-
Exercise of options	724,139	2	1,446	-	1,448
Share based compensation	-	-	109	-	109
Comprehensive loss	-	-	-	(3,896)	(3,896)
BALANCE AS OF JUNE 30, 2023	15,942,984	46	24,900	(17,305)	7,641

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars (in thousands)

	Six months ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,896)	(2,051)

Adjustments required to reconcile net loss to net cash used in operating activities -

Depreciation	23	11
Share based compensation expenses	109	376

Changes in operating assets and liabilities items:
Increase (decrease) in inventory	(6)	3
Increase in trade receivables	-	(9)
Increase in deferred initial public offering cost	-	(25)
Decrease (increase) in governmental grants receivables	(29)	7
Decrease (increase) in other receivables and prepaid expenses	(95)	29
Increase in advance payments	20	11
Decrease in deferred revenues	(12)	(1)
Increase (decrease) in accounts payable	(44)	16
Increase in accrued payroll and other employment related accruals	163	71
Increase in accrued expenses	48	123
Net cash used in operating activities	(3,719)	(1,439)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(93)	(15)
Net change in deposits	(2,055)	-
Net cash used in investing activities	(2,148)	(15)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of SAFEs (Simple Agreements for Future Equity)	-	500
Proceeds from issuance of ordinary shares as a result of exercise of warrants	1,448	-
Net cash provided by financing activities	1,448	500

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,419)	(954)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,373	1,274
CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,954	320

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Right-of-use asset recognized against lease liability	446	56

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	Wearable Devices Ltd. (the “Company”) was incorporated in Israel in March 2014. The Company develops and sells human-machine interface solutions for the smart wearables industry. The Company is still in its development stage and at an early stage of generating revenues. The Company’s products are designated directly to end users and also designated to businesses in integration of its technology in their smart wearable devices. The Company’s ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) on September 13, 2022, under the symbols “WLDS” and “WLDSW,” respectively (see Note 4.a below).

The Company’s revenues were derived from the sales of Mudra Inspire development kits composed of multiple performance obligations, including tangible parts (hardware) and a limited period (generally one year) application programming interface with no commercial rights, to enable the customer to evaluate the Company’s solution with its own products.

b.	In 2018, the Company established a wholly owned subsidiary in the United States for the purpose of marketing and distribution of its solutions – Mudra Wearable, Inc. (the “Subsidiary”) – which commenced its operations in 2020.

c.	The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. To date, the Company is still at its development stage and at an early stage of generating revenues. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. In September 2022, the Company completed an initial public offering (the “IPO”) on Nasdaq and raised net proceeds of $13.3 million.

As of June 30, 2023, the Company had incurred accumulated losses of $17.3 million and expects to continue to fund its operations through fundings, such as issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2 – BASIS FOR PREPARATION

The Company’s accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2022 (the “Annual Financial Statements”).

There have been no changes in the Company’s significant accounting policies during the six months ended June 30, 2023, as compared to the critical accounting policies described in note 2 to the Annual Financial Statements.

Subsequent events

In connection with the preparation of these condensed consolidated interim financial statements, the Company and management evaluated subsequent events through August 23, 2023, the date these condensed consolidated interim financial statements were available to be issued.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RELATED PARTIES

The employment expenses of the Company’s co-founders who each owns more than 5% of the Company’s Ordinary Shares: Asher Dahan (the Chairman of the Board of Directors and the Chief Executive Officer of the Company), Guy Wagner (President and Director of the Company) and Leeor Langer (the Chief Technology Officer of the Company), for the six months ended June 30, 2023 and 2022 amounted to $174 thousand and $71 thousand, respectively. Starting from September 2022, their monthly salaries were NIS 70 thousand (approximately $19 thousand, plus social benefits and leased car).

NOTE 4 – EQUITY

a.	Share capital:

In September 2022, the Company completed the IPO, in which it issued 3,750,000 Ordinary Shares and warrants to purchase 8,625,000 Ordinary Shares.

The warrants have been exercisable immediately upon issuance, at an exercise price of $4.00 per Ordinary Share and are exercisable until September 12, 2027. On September 16, 2022, 40,000 warrants were exercised into 40,000 Ordinary Shares. On December 14, 2022, the exercise price of the warrants was adjusted to $2.00 per Ordinary Share (the “Exercise Price Adjustment”). Following the Exercise Price Adjustment, on February 16, 2023, as a result of the IPO, the Company issued an aggregate of 169,125 Ordinary Shares to certain holders who invested in the Company in April 2021.

In June 2023, 724,139 warrants were exercised into 724,139 Ordinary Shares at an exercise price of $2.00 per Ordinary Share.

b.	Share-based compensation:

The table below describes the outstanding warrants to investors and issued warrants as a result of the IPO as of June 30, 2023:

Number of warrants/options	Issuance date	Exercise price	Exercise ratio	Expiration date	Notes
7,860,861	September 13, 2022	$2.00	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Registered for trading
15,760	January to February 2022	$6.35	Each warrant is exercisable into 1 Ordinary Share	18 months from the investment effective date	Owned by former SAFEs holders
671,687	September 15, 2022	$5.29	Each warrant is exercisable into 1 Ordinary Share	18 months following the issuance date	Owned by April 2021 investors
187,500	September 15, 2022	$5.31	Each warrant is exercisable into 1 Ordinary Share	5 years following the issuance date	Owned by underwriter
23,640	September 15, 2022	$4.23	Each warrant is exercisable into 1 Ordinary Share	10 years following the issuance date	Owned by the legal advisor

The reported sale price of Company’s Ordinary Shares and warrants on Nasdaq was $1.28 and $0.13, respectively, as of August 22, 2023.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Options to employees

As of June 30, 2023, the Company had 1,053,264 Ordinary Shares available for issuance pursuant to the exercise or vesting of awards under the Company’s 2015 Share Option Plan.

Below is a summary of the Company’s option activity and related information with respect to options outstanding at the beginning and end of each period:

	Number of Options	Weighted-average exercise price

Outstanding as of January 1, 2023	988,264	$0.563

Granted options	65,000	$0.643

Outstanding as of June 30, 2023	1,053,264	$0.568

Exercisable as of June 30, 2023	825,958	$0.641

Following the Company’s Board of Directors approval on December 15, 2022, the Company issued on January 1, 2023, an additional 30,000 options to purchase up to 30,000 Ordinary Shares to certain new employee, with an exercise price of $0.66 per share.

On March 21, 2023, the Company’s Board of Directors approved an additional grant of options to purchase up to 35,000 Ordinary Shares to certain new employees, with an exercise price of $0.63 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of employment. The fair value of each option as of the grant date was $0.25, determined using the Black-Scholes option pricing model and the total expenses of $9 thousand will be expensed over the option vesting periods of three years.

Options to consultants

The Company’s outstanding options to consultants as of June 30,2023 were as follows:

Issuance date	In connection with	No. of options issued	Exercise price	No. of options exercisable
2015	Services rendered	110,655	$0.003	110,655
2017	Services rendered	36,885	$0.003	36,885
2021	Services rendered	69,090	$0.003 - $2.25	69,090
2023	Services rendered	100,000	$0.55	-

On April 27, 2023, the Company’s Board of Directors approved the additional grant of options to purchase up to 100,000 Ordinary Shares to a consultant, with an exercise price of $0.55 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following a termination of services. The fair value of each option as of the grant date, was $0.26, determined using the Black-Scholes option pricing model and the total expenses of $26 thousand will be expensed over the option vesting periods of three years.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SIGNIFICANT EVENTS IN THE REPORTING PERIOD

a.	In January 2023, the Company entered into a new lease agreement for a period which started on February 1, 2023 and will expire on January 31, 2025, with an option to extend the lease period by two additional lease periods, each for an additional 12 months. The Company’s monthly rent payment for this facility is approximately $17 thousand during the first lease year and will be increased to approximately $21 thousand during the second lease year. During the option lease periods, the lease payment may be increased up to 10% as compared to the second lease year.

b.

In January 2023, the Israeli Innovation Authority (the “IIA”) approved a program to finance further development of the Company’s manufacturing process of its wearable neural interface in Israel. The approved program is in an amount of approximately $900 thousand (NIS 3.1 million), of which the IIA will finance 60%.

c.

Following note 1f to the Annual Financial Statements, on May 23, 2023, the Company received a notification letter from Nasdaq that the Company had been granted an additional 180-day compliance period, or until November 20, 2023, to regain compliance with Nasdaq’s minimum bid price rule. On June 9, 2023, the Company received a written notice from Nasdaq Stock Market LLC, indicating that it has regained compliance with the minimum bid price requirement.

NOTE 6 – SUBSEQUENT EVENTS

a.	On August 23, 2023, the Company’s Board of Directors approved the allocation and / or grant of additional options to purchase up to 406,500 Ordinary Shares to certain directors, officers and employees, with an exercise price of $1.32 per share. The options will expire at the earlier of (i) ten years from the date of grant or (ii) 90 days following the termination of employment or services. The fair value of each option as of the grant date, was $0.72, determined using the Black-Scholes option pricing model and the total expenses of $293 thousand will be expensed over the option vesting periods of three years.

b.	On August 23, 2023, the Company’s Board of Directors approved an increase of a total of 931,139 Ordinary Shares underlying options available for grant, for allocation to existing and future employees, consultants and directors of the Company and/or its wholly-owned subsidiary, such that there are currently 3,188,597 Ordinary Shares underlying options granted (including options that were exercised into Ordinary Shares), or reserved for future issuance under the Company’s 2015 Share Option Plan. As of August 23, 2023, the Company had 1,061,637 Ordinary Shares reserved for future issuance under the 2015 Share Option Plan.